N E W S R E L E A S E

March 31, 2016

Zinc Plant Expansion and Precious Metal Stockpile Sales Update

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) is pleased to provide an update on the Bisha Zinc Expansion Project and monetizing precious metal stockpiles, two key objectives for 2016.

  Zinc Expansion Project Highlights
  Nearly one million man hours with zero lost time incidents
  Construction remains on-schedule and well under budget
  Cold commissioning now underway and progressing well
  Hot (ore) commissioning delayed one month due to additional supergene copper processing
  Zinc concentrate marketing attracting significant interest
  Forecasting top end of supergene production guidance

Precious Metal Stockpile Sales Highlights

  Strong buyer demand generating better than plan commercial terms of sale
  Low marine shipping rates helping drive lower than expected selling costs
  Approximately 20,000 tonnes shipped in Q1 with ongoing shipments expected through 2016

Cliff Davis, Nevsun CEO commented,  “With the zinc plant nearly complete, strong demand for products and increasing gold, silver and copper prices since December 31, 2015, we expect higher than budgeted cash flows throughout 2016”.  Cliff Davis continued, “The recent precious metal stockpile sales confirm the marketability of the material at more favourable commercial terms than originally expected.  In addition, with the likely prioritization of shipping the precious metal stockpile material, I am not expecting the first sale of zinc concentrate until late Q3 or early Q4 2016.”

Zinc Expansion Project Details

The Zinc Expansion Project enables processing of the primary copper-zinc-gold-silver ore at up to 2.4 million tonnes per year, producing both copper and zinc concentrates from the existing copper flotation and new zinc flotation plants.  Current reserve life with the completed Zinc Expansion Project is to 2025.

Bisha is one of the few new sources of zinc concentrate hitting the market in 2016.  Bisha’s zinc concentrate is expected to be high quality and is attracting significant interest from buyers.  Bisha’s zinc offtake remains completely uncommitted at this time as the zinc market is expected to continue to tighten.

With the supergene phase confirmed to extend into June, we are now forecasting the upper end of our production guidance and the lower end of our C1 cash cost guidance for supergene copper.

The forecasted total cost remains approximately $80 million, significantly under the original budget of $100M.  A project photo gallery is regularly updated to track visual progress and can be found at:  www.nevsun.com/projects/bisha-main/gallery/

Precious Metal Stockpile Sales Details

Bisha continues to mine, and has historically stockpiled, a variety of highly variable precious metal materials.  In 2015 Bisha invested in equipment to screen and beneficiate portions of the materials in an effort to create saleable contiguous lots of material.  These efforts defined 90,000 tonnes varying materials assaying 20 to 30 grams per tonne gold and 800 to 900 grams per tonne silver.  Bisha continues to successfully market this material throughout 2016.

Additional details on Nevsun’s guidance and objectives for 2016 can be found at: www.nevsun.com/news/2016/february11/.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward-Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com